Exhibit 4.2

State of Delaware Secretary of State Division of Corporations Delivered 01:00 PM 03/27/2013 FILED 01:00 PM 03/27/2013 SRV 130365232 – 2836093 FILE

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF DESIGNATIONS, PREFERENCES,

AND RELATIVE, OPTIONAL AND

OTHER SPECIAL RIGHTS

OF

SERIES A PREFERRED STOCK

OF

SIRVA, INC.

(a Delaware corporation)

SIRVA, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify that:

FIRST: The Certificate of Designations of Series A Preferred Stock, par value $0.01 per share, of the Corporation, filed with the Secretary of State of Delaware on March 17, 2011 (the “Certificate of Designations”) is hereby amended as follows:

1.	Section 1.4 of the Certificate of Designations is hereby amended and restated in its entirety to read as follows:

“Accumulated Dividends. Notwithstanding any other provision of this Section 1, (a) in the sole discretion of the Corporation with respect to any dividends accruing on the Series A Preferred on or after satisfaction and payment in full of all “Obligations” (as defined in each of the ABL Credit Agreement and Term Loan Agreement referred to below) (the “Debt Termination Date”), the Corporation may elect to pay such dividends in cash and (b) prior to the Debt Termination Date, the dividends accruing in any period shall not be paid in cash (and following Debt Termination Date, such accrued dividends may be paid in cash pursuant to clause (a)). The restrictions in the foregoing sentence shall not apply to any payment of dividends where such payment is a component of the payment for a Share in connection with a liquidation or redemption otherwise permitted under this Certificate of Designations and the terms of the ABL Credit Agreement and the Term Credit Agreement. At all times, to the extent not paid on a Dividend Payment Date in cash, all dividends which have accrued on each Share outstanding during the three month period (or other period in the case of the initial Dividend Payment Date) ending upon each such Dividend Payment Date shall be accumulated and shall remain accumulated dividends with respect to such Share until paid to the holder thereof.”

2.	The last sentence of Section 4.7(iv) of the Certificate of Designations is hereby amended and restated in its entirety to read as follows:

“Any holder of Shares then outstanding may require the Corporation to redeem all or any portion of the Series A Preferred owned by such holder at a price per Share equal to the Liquidation Value thereof (plus all accrued and unpaid dividends thereon) by giving written notice to the Corporation of such election prior to the later of (a) ten days prior to the consummation of the Redemption Rights Event or (b) sixty days after receipt of notice from the Corporation; provided that in the event of an Equity Offering that does not constitute a Fundamental Change, the Corporation shall only be required to apply 75% of the Equity Proceeds to redeem Shares hereunder; and provided further that in the event of an Equity Offering that triggers a Redemption Rights Event, the Corporation shall not be required to redeem Shares hereunder prior to the Debt Termination Date or if such redemption would result in a breach by the Corporation of its obligations under the ABL Credit Agreement and the Term Credit Agreement.”

3.	The first sentence of Section 4.7(v) of the Certificate of Designations is hereby amended and restated in its entirety to read as follows:

“Upon receipt of such election(s), the Corporation shall be obligated to redeem the aggregate number of Shares specified therein (or in the event of an Equity Offering that does not constitute a Fundamental Change, such lower number of Shares as required by Section 4.7(iv), on a pro rata basis among the holders of the Shares to be redeemed based upon the aggregate Liquidation Value of such Shares held by each such holder (plus all accrued and unpaid dividends thereon)) upon the later of (a) the consummation of such Redemption Rights Event or (b) five days after the Corporation’s receipt of such election(s).”

4.	The definition of “ABL Credit Agreement” set forth in Section 7 of the Certificate of Designations is hereby amended and restated in its entirety to read as follows:

““ABL Credit Agreement” means that certain credit agreement dated on or about March 27, 2013, among SIRVA Worldwide, Inc., certain of its Wholly-Owned Subsidiaries, the Corporation, the “Lenders” under (and as defined in) the ABL Credit Agreement and Goldman Sachs Bank USA, as the “Agent” under the ABL Credit Agreement, as amended, restated, supplemented, refinanced, refunded, renewed, extended or otherwise modified from time to time (including, without limitation, any revolving credit facility or term loan facility entered into in connection with such supplement, refinancing, refunding, renewal, extension, or modification)”

5.	The definition of “Term Credit Agreement” set forth in Section 7 of the Certificate of Designations is hereby amended and restated in its entirety to read as follows:

““Term Credit Agreement” means that certain credit agreement dated on or about March 27, 2013, among SIRVA Worldwide, Inc., the Corporation, the “Lenders”

under (and as defined in) the Term Credit Agreement and Goldman Sachs Bank USA, as the “Administrative Agent” under the Term Credit Agreement, as amended, restated, supplemented, refinanced, refunded, renewed, extended or otherwise modified from time to time (including, without limitation, any revolving credit facility or term loan facility entered into in connection with such supplement, refinancing, refunding, renewal, extension, or modification).”

6.	The definitions of “GAAP,” “Leverage” and “Liquidity” set forth in Section 7 of the Certificate of Designations are hereby deleted.

7.	A new definition is hereby added to Section 7 of the Certificate of Designations as follows:

“Shares” means shares of Series A Preferred Stock.

SECOND: The foregoing amendment has been duly approved by the Board of Directors of the Corporation.

THIRD: The holders of a majority of the outstanding stock entitled to vote hereon, and all of the holders of the outstanding shares of Series A Preferred Stock, representing the votes necessary to authorize such action and acting by written consent, approved the adoption of the foregoing amendment.

FOURTH: The foregoing amendment was duly adopted in accordance with the provisions of Sections 228 and 242 of the DGCL.

Signature page follows.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment on this 27 day of MARCH, 2013.

SIRVA, INC.

By:	/s/ David P. Chameli

Name:	DAVID P. CHAMELI

Title:	SECRETARY